SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vertical Aerospace Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9471C107

(CUSIP Number)

64209

(Primary Standard Industrial Classification Code Number)

Benjamin Nutbeam

Level 4, 9 Pembridge Road, Notting Hill

+447802659250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G9471C107

1	NAMES OF REPORTING PERSONS STEPHEN FITZPATRICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	PLEASE CHECK BOX BELOW IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Republic of Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 152,869,235[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,869,235
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,869,235[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.53%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

The voting power / dispositive power of SF includes: (i) the aggregate amount disclosed by SF in his latest 13G filing (151,637,010); and (ii) the Open Market Purchases (as defined below) of a total of 1,232,225 shares (purchased between March 18th, 2024 and March 22nd, 2024).

[2]

The number of shares beneficially owned by SF includes: (i) the aggregate amount disclosed by SF in his latest 13G filing (151,637,010); (ii) the 2,000,000 shares purchased in the context of the Transaction (as defined below); (iii) the Open Market Purchases (as defined below) of a total of 1,232,225 shares (purchased between March 18th, 2024 and March 22nd, 2024); (iv) 50,000,000 shares issuable to the Imagination Aero, to the extent it elects to exercise 50,000,000 Warrants (as defined below) held at $5.00/warrant exercise price (as set forth under Item 6 below). SF is the managing member and beneficial owner of Imagination Aero. Accordingly, SF may be deemed to share beneficial ownership of the ordinary shares held directly by Imagination Aero.

[3]

The percentage used herein is calculated based on 221,249,244 shares outstanding as reported on the Issuer’s latest Form 6-K filed on February 22, 2024, together with 50,000,000 shares issuable to the filer, to the extent the filer elects to exercise 50,000,000 Warrants (as defined herein) held at $5.00/share exercise price (as set forth in Item 6 hereof).

CUSIP NO. G9471C107

1	NAMES OF REPORTING PERSONS IMAGINATION AERO INVESTMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	PLEASE CHECK BOX BELOW IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000,000[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.17%[5]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[4]

The number of shares beneficially owned includes (i) the 2,000,000 shares purchased in the context of the Transaction (as defined below) and (ii) 50,000,000 shares issuable to the Imagination Aero, to the extent Imagination Aero elects to exercise 50,000,000 Warrants (as defined below) held at $5.00/warrant exercise price (as set forth under Item 6 below).

[5]

The percentage used herein is calculated based on 221,249,244 shares outstanding as reported on the Issuer’s latest 6-K Form filed on February 22, 2024, together with 50,000,000 shares issuable to the filer, to the extent the filer elects to exercise 50,000,000 Warrants (as defined herein) held at $5.00/share exercise price (as set forth in Item 6 hereof).

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the ordinary shares with a nominal value of $0.0001 each (the “Ordinary Shares”) of Vertical Aerospace Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Issuer” or “Vertical”). The mailing address of Vertical’s principal executive offices is Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by Imagination Aero Investment Limited, a company incorporated in England and Wales with company number 15467761 (“Imagination Aero”) and Stephen Fitzpatrick (“SF”), a United Kingdom citizen and sole managing member of Imagination Aero, (each, a “Reporting Person” and together the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

(b) The business address of Stephen Fitzpatrick is c/o Vertical Aerospace Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom, and the business address of Imagination Aero is United House, 9 Pembridge Road, London W11 3JY, United Kingdom.

(c) Imagination Aero’s principal business is serving as a holding company for investments in the Issuer. Stephen Fitzpatrick’s principal occupation is serving as the managing member of Imagination Aero, and majority shareholder and Chief Executive Officer of Vertical since 2016. Stephen Fitzpatrick has voting and investment discretion with respect to the ordinary shares held of record by Imagination Aero and in his own name. Prior to founding Vertical, Mr. Fitzpatrick founded OVO Group Ltd., a leading energy supply group that includes Europe’s largest independent energy retailer, and has served as the Group Chief Executive Officer of OVO Group Ltd. since 2008.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Imagination Aero is incorporated in England and Wales and Stephen Fitzpatrick is a citizen of the United Kingdom.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Transaction (as defined below) and the Open Market Purchases (as defined below).

Prior to the closing of the Transaction, Stephen Fitzpatrick held an aggregate of 151,637,010 ordinary shares of Vertical, and Imagination Aero did not hold shares in Vertical.

On February 22, 2024, Vertical executed an investment agreement (the “Investment Agreement”) with Imagination Aero. Under the Investment Agreement, Vertical has agreed to issue to Imagination Aero, and Imagination Aero agreed to purchase from the Issuer, up to $50,000,000 of newly-issued ordinary shares and warrants (the “Transaction”).

As a result of the above, on March 13, 2024, in connection with the closing of the Transaction, Imagination Aero received 2,000,000 Ordinary Shares and 50,000,000 warrants (the “Warrants”), immediately exercisable. The Reporting Persons therefore became beneficial owners of 52,000,000 shares of Vertical, representing 19.17% of the total issued and outstanding share capital of Vertical at the time.

In March 2024, Stephen Fitzpatrick has purchased an aggregate amount of 1,232,225 Ordinary Shares from various holders (the “Open Market Purchases”). As a result of the Open Market Purchases and the shares acquired in connection with the Transaction, Stephen Fitzpatrick now holds 152,869,235 Ordinary Shares and 50,000,000 Warrants, and is the beneficial owner of 204,869,235 Ordinary Shares representing 75.53% of the Ordinary Shares issued and outstanding as reported on the Issuer’s latest 6-K form filed in February 2024.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by Vertical’s board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future, subject to its investment strategy and policy and in accordance with its articles of association as amended or restated from time to time, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise after the Reporting Person’s lock-up period as part of the Transaction described above expires, as applicable; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) Stephen Fitzpatrick beneficially owns an aggregate of 204,869,235 Shares (“SF’s Subject Shares”), including 50,000,000 Ordinary Shares issuable upon exercise of the Warrants (as defined herein) held at a $5.00/share exercise price. SF’s Subject Shares represent 75.53% of the Ordinary Shares issued and outstanding as reported on the Issuer’s Form 6-K filed in February 2024. Imagination Aero beneficially owns an aggregate of 52,000,000 Shares (“Imagination Aero’s Subject Shares”, and together with SF’s Subject Shares, the “Subject Shares”), including 50,000,000 Ordinary Shares issuable upon exercise of the Warrants (as defined herein) held at a $5.00/share exercise price. Imagination Aero’s Subject Shares represent 19.17% of the Ordinary Shares issued and outstanding as reported on the Issuer’s Form 6-K filed in February 2024.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Stephen Fitzpatrick, as sole managing member and beneficial owner of Imagination Aero, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the Subject Shares.

(c) Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investment Agreement

On February 22, 2024, the Company entered into the Investment Agreement with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, the Company’s founder, majority shareholder and Chief Executive Officer, in respect of a commitment by Mr. Fitzpatrick to provide up to $50 million of funding to the Company in the form of an equity investment, subject to the terms and conditions of the Investment Agreement.

On March 13, 2024, the Company and Imagination Aero completed the first tranche of the equity investment (the “Initial Investment”) in accordance with the Investment Agreement upon receipt by the Company of $25 million in British Pound Sterling based on the exchange rate specified in the Investment Agreement.

Ancillary Agreements

As contemplated by the Investment Agreement, at the closing of the Initial Investment, the Company entered into the following ancillary agreements:

•	A warrant instrument (the “Warrant Instrument”) in respect of the warrants to purchase Ordinary Shares issuable to Imagination Aero pursuant the terms of the Investment Agreement;

•

A lock-up agreement with Imagination Aero (the “Lock-Up Agreement”), which contains certain restrictions on transfer with respect to the Ordinary Shares issued and issuable pursuant to the Investment Agreement, beginning at the date of issuance and ending 180 days thereafter;

•

A registration rights agreement with Imagination Aero (the “Registration Rights Agreement”), pursuant to which, subject to certain requirements and customary conditions, Imagination Aero may demand at any time or from time to time, that the Company file a registration statement with the U.S. Securities and Exchange Commission to register the Ordinary Shares issued and issuable pursuant to the Investment Agreement, and the Ordinary Shares issuable upon exercise of the warrants issued pursuant to the Warrant Instrument; and

•

A letter agreement with Mr. Fitzpatrick (the “SF Reserved Matters Letter Agreement”), pursuant to which the Company agrees to not take certain actions so long as Mr. Fitzpatrick directly or indirectly holds certain percentages of the Company’s issued and outstanding Ordinary Shares.

A copy of each of these agreements is attached as an exhibit to Vertical’s Reports of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K filed with the SEC on February 22, 2024 and March 13, 2024, and each is incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Investment Agreement, by and among Vertical Aerospace Ltd. and Imagination Aero Investments Limited, dated February 22, 2024 (Incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on February 22, 2024).

2	Second Amendment and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd. (Incorporated by reference to Exhibit 3.1 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

3	Warrant Instrument, by and among Vertical Aerospace Ltd. and Imagination Aero Investments Limited, dated March 13, 2024 (Incorporated by reference to Exhibit 99.1 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

4	Lock-up Agreement, by and among Vertical Aerospace Ltd. and Imagination Aero Investments Limited, dated March 13, 2024 (Incorporated by reference to Exhibit 99.2 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

5	Registration Rights Agreement, by and among Vertical Aerospace Ltd. and Imagination Aero Investments Limited, dated March 13, 2024 (Incorporated by reference to Exhibit 99.3 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

6	SF Reserved Matters Letter Agreement, by and among Vertical Aerospace Ltd. and Stephen Fitzpatrick, dated March 13, 2024 (Incorporated by reference to Exhibit 99.4 to Report of Foreign Private Issuer Pursuant To Section 13a-16 or 15d-16 of Vertical Aerospace Ltd. on Form 6-K (File No. 001-41169), filed with the SEC on March 13, 2024).

7	Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2024

IMAGINATION AERO INVESTMENT LIMITED

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick
Title:	Director

STEPHEN FITZPATRICK

By:	/s/ Stephen Fitzpatrick
Name:	Stephen Fitzpatrick

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF IMAGINATION AERO INVESTMENT LIMITED

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Imagination Aero Investments Limited (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
Stephen Fitzpatrick	c/o Vertical Aerospace Ltd., 140-142 Kensington Church Street, London, W8 4BN, United Kingdom	Sole managing member and beneficial owner of Imagination Aero Investments Ltd	United Kingdom